FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 REPORT OF FOREIGN ISSUER

 Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2016

 UNILEVER N.V.
(Translation of registrant's name into English)

WEENA 455, 3013 AL, P.O. BOX 760, 3000 DK, ROTTERDAM, THE NETHERLANDS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER N.V.

/S/ T.E. LOVELL By T.E. LOVELL SECRETARY

Date: 27 April, 2016

                                         EXHIBIT INDEX
                                         -------------

EXHIBIT NUMBER         EXHIBIT DESCRIPTION

99                                     Notice to London Stock Exchange dated 27 April 2016
                                         Publication of final terms - EUR1.5bn bonds

Exhibit 99

PUBLICATION OF FINAL TERMS: UNILEVER €1.5BN BONDS

London/Rotterdam, 27 April 2016.

On 25 April 2016 Unilever announced €300,000,000 0% Fixed Rate Notes due April 2020, €500,000,000 0.5% Fixed Rate Notes due April 2024 and €700,000,000 1.125% Fixed Rated Notes due 2028, issued by Unilever N.V. and guaranteed by Unilever PLC and Unilever United States, Inc. The anticipated closing date of the offering is 29 April 2016.

The Final Terms each dated 27 April 2016 for these bond issuances are available for viewing.

To view the full documents, please paste the following URL into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/5637W_-2016-4-27.pdf
http://www.rns-pdf.londonstockexchange.com/rns/5637W_1-2016-4-27.pdf
http://www.rns-pdf.londonstockexchange.com/rns/5637W_2-2016-4-27.pdf

This announcement does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or other jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

[ends]

About Unilever:

Unilever is one of the world's leading suppliers of Food, Home and Personal Care products with sales in over 190 countries and reaching 2 billion consumers a day. It has 169,000 employees and generated sales of €53.3 billion in 2015. Over half (58%) of the company's footprint is in developing and emerging markets. Unilever has more than 400 brands found in homes around the world, including Persil, Dove, Knorr, Domestos, Hellmann's, Lipton, Wall's, PG Tips, Ben & Jerry's, Marmite, Magnum and Lynx.

Unilever's Sustainable Living Plan (USLP) commits to:

•          Decoupling growth from environmental impact.
•          Helping more than a billion people take action to improve their health and well-being.
•          Enhancing the livelihoods of millions of people by 2020.

Unilever was ranked number one in its sector in the 2015 Dow Jones Sustainability Index. In the FTSE4Good Index, it achieved the highest environmental score of 5. It led the list of Global Corporate Sustainability Leaders in the 2015 GlobeScan/SustainAbility annual survey for the fifth year running, and in 2015 was ranked the most sustainable food and beverage company in Oxfam's Behind the Brands Scorecard.

Unilever has been named in LinkedIn's Top 3 most sought-after employers across all sectors.

For more information about Unilever and its brands, please visit www.unilever.com. For more information on the USLP: www.unilever.com/sustainable-living/

Cautionary Statement/Safe Harbour
This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'will', 'aim', 'expects', 'anticipates', 'intends', 'looks', 'believes', 'vision', or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Unilever group (the "Group"). They are not historical facts, nor are they guarantees of future performance.
Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are: Unilever's global brands not meeting consumer preferences; Unilever's ability to innovate and remain competitive; Unilever's investment choices in its portfolio management; inability to find sustainable solutions to support long-term growth; customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain; the cost of raw materials and commodities; the production of safe and high quality products; secure and reliable IT infrastructure; successful execution of acquisitions, divestitures and business transformation projects; economic and political risks and natural disasters; financial risks; failure to meet high ethical standards; and failure to comply with laws and regulations, including tax laws. These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including in the Group's Annual Report on Form 20-F for the year ended 31 December 2015 and the Annual Report and Accounts 2015.